EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the reference of our firm under the caption “Experts” in this registration statement (Form F-3) of Nymox Pharmaceutical Corporation and to the incorporation by reference of our reports dated March 29, 2021 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Nymox Pharmaceutical Corporation’s Form 20-F for the year ended December 31, 2020. Our report contains explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ TPS Thayer, LLC

TPS Thayer, LLC

Sugar Land, Texas

December 9, 2021